1. Nature of Business and Summary of Accounting Policies

Nature of business-

Union Square Advisors LLC (the "Company") was formed as a Delaware limited liability company on June 15, 2006 originally as Seacliff Group, LLC and subsequently changed its name to Union Square Advisors LLC. The Company is a licensed FINRA broker/dealer in California and New York and has offices in San Francisco and New York City.

The Company provides customized strategic mergers and acquisitions and private placement advice to technology growth companies.

Revenue recognition

Transaction and advisory fees, including commissions, and retainer fees are recognized as earned when all the services are performed according to terms of the contracts. Interest on receivables is recognized in the period due.

Accounts receivable

Accounts receivable consist of client retainer fees receivable and client reimbursables. Client reimbursables consist of out-of-pocket client expenses. The Company uses the allowance method to account for uncollectible accounts. Based on historical write-offs, overall economic conditions, and an evaluation of the current aging status of its receivables, the Company has established an allowance for doubtful accounts at a level considered to be adequate to cover anticipated credit losses on outstanding client receivables. Accounts are monitored by management on an ongoing basis and are written off by the Company when it has been determined that all available collection avenues have been exhausted. Bad debt recoveries are included in income as realized. The allowance for doubtful accounts was $12,610 at December 31, 2015.

Cash and cash equivalents

The Company classifies highly liquid investments with original maturities of three months or less as cash and cash equivalents. Cash and cash equivalents are held in major financial institutions. Periodically, such deposits may be in excess of federally insured limits.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in other income. Depreciation of furniture, fixtures, equipment, computer hardware, and software is computed using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 5 years. Amortization of leasehold improvements is computed using the straight-line method over the lesser of the estimated useful life of the asset or the term of the lease.

1. Nature of Business and Summary of Accounting Policies (continued)

Intangible assets

Intangible assets, which consist of domain names, are stated at cost and amortized over their estimated useful lives of 15 years using the straight-line method.

Long-lived assets

The Company reviews long-lived assets held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. No impairments have been recognized as of December 31, 2015.

Income taxes

The Company is a limited liability company for federal and state income tax purposes. Under laws pertaining to income taxation of limited liability companies, no federal income tax is paid by the Company. The income or loss of the Company is taxed to the member in its respective return. Accordingly, no provision for income taxes besides the $800 minimum California state franchise tax and the LLC gross receipts fees are reflected in the accompanying financial statements.

The Company evaluates its tax positions taken or expected to be taken in the course of preparing tax returns to determine whether the tax positions are "more-likely-than- not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold are recorded as an expense in the applicable year. As of December 31, 2015, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

Deferred rent

The Company computes rent expense on a straight-line basis for operating leases that contain certain provisions for scheduled rent increases over the lease term. The difference between rent expense and rent payments over the lease term is recorded as a deferred rent liability.

Advertising costs

The Company expenses advertising costs as incurred.

UNION SQUARE ADVISORS LLC
Notes to Financial Statements
December 31, 2015

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1. Nature of Business and Summary of Accounting Policies (continued)

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Net Capital Requirements

Pursuant to the net capital provisions of the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), the Company is required to maintain minimum net capital of the greater of $5,000 or the ratio of aggregate indebtedness to net capital, as defined. The ratio of the aggregated indebtedness (as defined) to net capital shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2015, the Company has net capital of $97,240, which was $12,042 in excess of its required net capital of $85,198. Assets totaling $434,931 were excluded from the calculation of the Company's net capital as they were classified as non-allowable assets. The Company's ratio of aggregate indebtedness to net capital is 1314.24% as of December 31, 2015.

3. Exemption from Rule 15c3-3

The Company operates pursuant to the exemption provisions of (k)(2)(i) under Rule 15c3-3 of the U.S. Securities and Exchange Commission Act of 1934 (reserve requirements for brokers and dealers) in that the Company does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

4.   Property and Equipment

Property and equipment consists of the following at December 31, 2015:

Computers and equipment	$ 352,302
Furniture and fixtures	53,681
Software	31,129
LH Rent Incentive	227,160
Leasehold improvements	352,946
	1,017,218
Less accumulated depreciation and amortization	(845,839)
	$ 171,379

Depreciation and amortization expense for the year ended December 31, 2015 totaled $74,436.

5.   Intangible Assets

Intangible assets consist of the following at December 31, 2015:

Registered domain name	$7,000
Less accumulated amortization	(3,734)
	$3,266

Amortization expense for the year ended December 31, 2015 totaled $467 and is expected to be $467 for each year until becoming fully amortized in 2022.

6. Commitments and Contingencies

Leases

The Company leases office space in San Francisco and New York under non-cancelable operating leases, which expire on November 30, 2016 and December 31, 2017, respectively. Additionally, the Company leases certain office equipment under non-cancelable operating leases that expire at various dates through July 2019.

Future minimum payments under non-cancelable operating leases are as follows:

Year Ending December 31:

2016	$ 876,320
2017	523,832
2018	11,751
2019	6,855
	$1,418,758

Rent expense for the year ended December 31, 2015 totaled $857,322.

Letters of credit

At December 31, 2015, the Company has letters of credit in the favor of its New York and San Francisco office landlords. The New York office letter of credit is in the amount of $485,555 and expires February 15, 2018. The San Francisco office letter of credit is in the amount of $60,000 and expires January 31, 2017.

7. Employee Benefit Plan

The Company has a profit sharing/401(k) plan for the benefit of its employees. The plan is a multiple employer plan offered by ADP TotalSource Retirement Savings Plan. The plan covers all eligible employees, and it provides the employees with the opportunity to make contributions to the plan on a tax deferred basis. The Company may make a discretionary contribution; the Company did not make a contribution to the plan during the year ended December 31, 2015.

8. Concentrations

The Company derives a substantial amount of its revenue from companies in the technology sector. Accordingly, its revenue base and recoverability of its receivables depend to some degree on the economic prosperity of companies within this industry.

In 2015, the Company derived a substantial portion of its revenue from three major customers. Major customers, defined as those customers providing 10% or more of revenue, accounted for approximately 64% of total revenue for the year ended December 31, 2015. The Company had accounts receivable from three customers that accounted for approximately 78% of total accounts receivable at December 31, 2015.

9. Subsequent events

The Company has evaluated subsequent events through February 26, 2016, the date the financial statements were available to be issued. No subsequent events, other than that described below, have occurred that would have a material impact on the presentation of the Company's financial statements.

Subsequent to year-end the Company entered into a new operating lease for office space in San Francisco. The lease has a commencement date of July 1, 2016 and requires an irrevocable Letter of Credit in the amount of $400,000. No other subsequent events have occurred that would have a material impact on the presentation of the Company's financial statements.